PACIFIC CMA, INC.
                           Airgate International Corp.
                             153-04, Rockaway Blvd.
                             Jamaica, New York 11434




                                                              December 13, 2005

VIA EDGAR
---------

Cecilia D. Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities & Exchange Commission
Washington, D.C.  20549-0507

                  Re:      Pacific CMA, Inc.
                           Form 10-K for the Fiscal Year
                           Ended December 31, 2004
                           -----------------------

Dear Ms. Blye,

         This is in partial response to your letter of November 30, 2005, with the balance being responded to by our counsel.

         As I stated in my letter of September 29th, in preparing Appendix B, we classified our revenue by place of destination (not by funding source or shipping location). Pacific CMA, Inc., through its subsidiaries, provides logistical freight forwarding services. We coordinate the shipping and storage of raw materials, supplies and finished goods via all modes of transportation.

         The less than $360.00 allocated to Sudan Revenue was for the sea freight shipment of door accessories (locks, hinges and decorations) from Shanghai to Sudan, arranged by our Hong Kong incorporated subsidiary, Shenzen Careship International Transportation Limited. Our services were invoiced to and paid for by Chongqing Dachuan Gate Industry Group Co. Ltd., of the People's Republic of China. The shipment recipient was Al-Gager Fur Trading and Investment Co., in Khartoum, Sudan ("Al-Gager"). We do not have any agreement or relationship with Al-Gager.

         In sum, this was a shipment from the People's Republic of China from a People's Republic of China entity that arranged and paid for the shipment through our Hong Kong subsidiary.

         In reviewing our counsel's accompanying letter, it appears that the Sudan Sanctions have no application to this situation.

Cecilia D. Blye, Chief
December 13, 2005
Page 2


         Assuming, but not conceding, that the Sudan Sanctions are applicable to this transaction, our revenues for our fiscal year ended December 31, 2004 were approximately $99,600,000. Compared to all our revenue for that year, $360.00 is microscopic. Even in relation to our operating income ($536,912), if the entire $360.00 was part of that income, it would amount to approximately 0.00067% of our income, or less than one-hundredth of one percent of our income.

         In sum, our "contacts" with the Sudan are below the level of trivia and pose absolutely no risk to our investors, the above shipment being our only contact with the Sudan. Also, we do not have any business contacts with the Sudan; we are merely offering logistical freight services and we see no reasonable consequences to our reputation and the value of our shares that could flow from having one of our non-U.S. subsidiaries derive less than $360.00 in revenue for arranging for the shipment of door locks, etc. from the People's Republic of China.

         With regard to the states of Arizona, Louisiana, Illinois, New Jersey and Oregon and Harvard University, Stanford University, Dartmouth College and the University of California, prohibiting investments in or requiring divestiture of investments in companies that do business with Sudan, first, we do not do any business with Sudan, and second, to our knowledge, we have not been fortunate enough to count any of those states or universities as being among our investors.

         As requested, Pacific CMA, Inc. acknowledges that

         o it is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

         o It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We trust this answers your concerns.

                                   Very truly yours,

                                   Pacific CMA, Inc.

                                   By: /s/ Alfred Lam
                                       -------------------------------
                                           Alfred Lam
                                           Chairman and Chief
                                           Executive Officer